Exhibit 99.1

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Huazhu Group Limited

華住集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

DATE OF AUDIT COMMITTEE MEETING

Huazhu Group Limited (the “Company”) announces that a meeting of the audit committee of the board of directors of the Company (the “Board”) will be held on Friday, December 4, 2020 (Hong Kong time) for the purposes of, among other things, considering and approving the Company’s unaudited financial results for the three months ended September 30, 2020 and its publication.

By order of the Board
Huazhu Group Limited
JI Qi
Executive Chairman

Hong Kong, November 24, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. JI Qi, the Executive Chairman, Ms. ZHANG Min, Mr. Sébastien, Marie, Christophe BAZIN and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors; and Mr. Gaurav BHUSHAN as alternate director to Mr. Sébastien, Marie, Christophe BAZIN.